EXHIBIT 99.1

Stantec signs agreement to acquire Australia-Based GTA Consultants, enhancing transportation planning, advisory, and design capabilities

EDMONTON, Alberta and NEW YORK, Feb. 16, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Global engineering and design firm Stantec has signed an agreement (set to close on March 1, 2021) to acquire GTA Consultants (GTA), an Australia-based transportation planning and engineering firm with a diverse portfolio of long-standing clients across the public and private sectors.

GTA provides award-winning expertise in transportation advisory, planning and analytics; transport engineering; and technical design, having worked on many of Australia’s largest and most iconic transportation projects. The financial terms of the transaction were not disclosed.

“GTA adds immediate depth to our existing transportation service offerings in Australia and New Zealand, enhancing our transportation planning, advisory planning, and design capabilities in regions with significant infrastructure investment underway,” said Gord Johnston, President and Chief Executive Officer, Stantec. “GTA has been involved—and remains involved—in many of the most substantial transportation projects in Australia. Additionally, their culture of excellence and collaboration aligns very well with our core values, and we’re pleased to welcome them to our growing global community.”

Founded in 1989, GTA will bring a team of more than 135 technical staff distributed across offices in Melbourne, Sydney, Brisbane, Adelaide, and Perth, greatly expanding Stantec’s footprint in the region. The firm has partnered with many of Australia’s largest governmental clients to help deliver major infrastructure projects while developing strong ongoing relationships with key industry players in the built environment sector. There is a healthy focus on sustainability and climate change investment in Australia, which includes an emphasis on efficient, environmentally friendly transportation. The combination of GTA and Stantec’s capabilities provides a strong platform to play a leading role in these market opportunities.

GTA’s work extends across the entire project life cycle, from policy and strategy development, through business case, to planning design and delivery. Notable projects include

  Sydney CBD and South East Light Rail - The CBD and South East Light Rail is a key component in the development of an integrated transport system that will enable the city of Sydney to continue running efficiently. Operational since December 2019, the 7.5-mile (12-kilometer) light rail corridor, with 19 stops, services major transport hubs, providing easy interchange with buses, trains, ferries, and the Inner West Light Rail. GTA was involved throughout the duration of the project, delivering numerous transport modeling tasks to ensure the smooth operation of the light rail, the improvement of CBD traffic flows following construction, and the efficient upgrading of other transport modes.
  North East Link- GTA had a critical role in the planning for the 16.1-mile (26-kilometer) motorway scheme in Melbourne to connect the Metropolitan Ring Road to the Eastern Freeway. North East Link is the largest transport project in Victoria’s history. Once complete, up to 135,000 vehicles will use North East Link every day, reducing congestion in the northeast while maintaining local roads for local trips.
  Chadstone Shopping Centre - The largest shopping complex in the Southern Hemisphere is being strategically developed to expand core retail and entertainment facilities and leverage the site as a mixed use activity precinct. GTA has a longstanding history with Chadstone Shopping Centre and its various owners and is providing multi-disciplinary transport planning and engineering to support its ongoing development.
  Westmead Health Precinct - The Westmead Health Precinct supports the sustained growth of Western Sydney—particularly Parramatta’s transformation into Sydney’s second CBD— driving development of several projects to expand health infrastructure to cater for current and future community needs. GTA was engaged to prepare a campus-wide transport management plan to support future expansion across the precinct. The firm also provided comprehensive transport planning to ensure the integration of the precinct with surrounding transport links and engineering services to optimize access to—and circulation within— the precinct.
  Fishermans Bend- Australia’s largest urban renewal project, covering approximately 1,186 acres (480 hectares). GTA was engaged on behalf of the Department of Economic Development, Jobs, Transport and Resources to review the draft Framework and Integrated Transport Plan. The review set out an objective evaluation of the precinct’s transport strategies and the likely achievability of established modal targets. The firm’s findings culminated in a range of recommendations for the betterment of future planning in the precinct.

“Joining Stantec will enable us to better serve our clients, providing us access to the deeper and broader capabilities of a truly global firm,” said Michael Durkin, Managing Director for GTA. “Stantec shares our commitment to strong growth, offers access to specialists across the globe, and aligns with our vision to make a tangible difference in our communities. Both Stantec and GTA strive to create a better world and contribute to the way communities are planned, making them highly connected, liveable, progressive, and sustainable.”

With 22,000 team members working worldwide, Stantec currently has more than 1,400 employees based in Australia and New Zealand.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

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